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                               [CACI LETTERHEAD]




May 18, 1998


Mr. Vincent L. Salvatori
Chairman of the Board and Chief Executive Officer
QuesTech, Inc.
7600-A Leesburg Pike
Falls Church, VA  22043


Dear Mr. Salvatori:

This letter will confirm our mutual intent to effect the acquisition of all of the issued and outstanding shares of common stock (the "Shares") of QuesTech, Inc. (QTI) by CACI International Inc (CACI) and will outline the proposed terms and conditions of such acquisition.

1. It is intended that the acquisition will be structured as a purchase of all of the Shares of QTI by a wholly-owned CACI subsidiary.

2. It is intended that the proposed acquisition will be consummated at a closing which shall be at such place and on such date within five (5) months of the execution of this letter as the parties mutually agree (the "Closing"), pursuant to a definitive agreement to be negotiated between the parties (the "Agreement"). This letter of intent shall expire, and be of no further force and effect, on the 150th day after the date of execution hereof.

3. It is intended that the Agreement will set forth the specific purchase consideration to be paid and include provisions embodying the other substantive terms of the transaction as contained in this letter, including representations, warranties and covenants concerning QTI, as are customary in transactions of this sort.

4. CACI will pay Eighteen Dollars and Thirty-Seven and One-Half Cents ($18.375) per share for each of the issued and outstanding Shares. CACI estimates that the total purchase price will be Thirty Five Million One Hundred Ninety-Five Thousand Five Hundred Forty Eight Dollars ($35,195,548.00) based on payment of Eighteen Dollars and Thirty-Seven and One-Half Cents ($18.375) per share for each of the estimated One Million Nine Hundred Fifteen Thousand Four Hundred Four (1,915,404) issued and outstanding Shares.

5. The Closing of the proposed transaction will be subject to the execution of an Agreement containing representations, warranties and conditions which are customary in transactions of this sort, and satisfaction as of the Closing date of various conditions which are customary in transactions of this sort, including the following:

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QuesTech, Inc.
Letter of Intent
May 18, 1998
Page 2



     A. Completion of the transaction will be subject to there being no material adverse change in the financial condition of QTI as disclosed prior to the date hereof in publicly available information or as disclosed privately to CACI prior to the date hereof, or in the business or prospects of QTI between the date of this letter and the Closing.

     B. All necessary covenants, approvals and orders shall have been obtained from such regulators and other governmental entities as are necessary in order to permit the transaction to take place as contemplated and for CACI's business to be continued as currently conducted following the acquisition.

     C. The entire transaction shall have been approved by the separate boards of directors of CACI and QTI, and by the stockholders of QTI, in accordance with applicable corporate law.

     D. QTI shall have disposed of its entire interest in QuesTech Packaging, Inc. (QTPI) prior to or in conjunction with this transaction. Our offer assumes no residual value for QTPI's assets or liabilities.

     E. Any excess stock or cash held by the Stock Employee Compensation Trust (SECT) following the exercise of all outstanding QTI options shall be distributed to QTI to apply to a benefit plan or trust in which a broad cross-section of individuals employed by QTI participates.

     F. CACI reserves the right to terminate this transaction at any time before execution of the Agreement, if, in CACI's sole discretion, any information obtained by CACI concerning QTI during its "due diligence" process adversely and materially affects the value of the transaction.

6. Except as provided in paragraphs 7 and 8 below, each party will pay its own expenses, including attorneys, accounting, investment bankers/valuation experts, and other fees, incurred in connection with this transaction, and neither CACI, nor QTI, nor any subsidiary or affiliate of CACI or QTI will be responsible for fees and expenses other than its own, except as expressly provided hereinafter.

7. It is understood that CACI will invest substantial time to complete its investigation of QTI and otherwise to prepare for consummation of this transaction. Accordingly, following the execution hereof until the Closing, neither QTI, nor any of its directors, officers, employees or other representatives or agents shall directly or indirectly, solicit, initiate or participate in discussions or negotiations with or otherwise cooperate in any way with, or provide any


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QuesTech, Inc.
Letter of Intent
May 18, 1998
Page 3



     information to, any corporation, partnership, person, or other entity or group concerning any tender offer, exchange offer, merger, business combination, sale of substantial assets, sale of shares of capital stock or similar transaction involving QTI (all such transactions being referred to herein as "Acquisition Proposals"). Notwithstanding the foregoing, QTI's Board of Directors may consider an Acquisition Proposal if its legal and/or financial advisors determine that such consideration is required in the exercise of the Board's fiduciary duties.


8. Nothwithstanding the foregoing, in the event that QTI accepts an Acquisition Proposal from any person or entity other than CACI, or QTI's Board of Directors or stockholders fail to recommend or withdraws or modifies its approval of the transaction contemplated hereby, QTI shall pay to CACI the sum of One Million Dollars ($1,000,000).

9. Neither party shall announce or disclose to any other party (other than those employees, agents, advisors or representatives who have a "need to know" in order to help effectuate the transaction) the terms or provisions of this letter or the proposed Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld) except as disclosure maybe required by law. CACI and QTI shall consult each other before issuing any press release or other public announcement referring to this letter, the Agreement, or the terms and conditions of the transaction contemplated hereby or thereby.

10. This letter signifies the intention of the parties to negotiate the Agreement contemplated hereby, but will not be binding upon the parties hereto except for paragraphs 6, 7, 8 and 9, which paragraphs will be binding in accordance with their respective terms. Except as set forth in such paragraphs, binding obligations between the parties hereto concerning the proposed transaction will be created only though execution and delivery of the Agreement. This letter supersedes all prior letters, agreements and arrangements by or between CACI and QTI concerning the proposed transaction.

11. This letter has been negotiated and executed in the Commonwealth of Virginia and will be governed by, and construed and enforced in accordance with, the substantive laws of the Commonwealth of Virginia without regard to its principles of conflicts of laws.

12. During the negotiations concerning the terms of this letter or the Agreement pending the Closing, representatives of CACI and its accountants and attorneys will be given access at reasonable times to all relevant books and records of QTI; and QTI shall cooperate fully in making its officers and other employees available to such representatives of CACI at reasonable times.

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QuesTech, Inc.
Letter of Intent
May 18, 1998
Page 4



If the foregoing correctly sets forth our understanding, please sign and return a counterpart of this letter to the undersigned. This letter will expire and be of no further force and effect if not countersigned by you on or before 5:00 p.m. (EDT) on Monday, May 18, 1998.

Very truly yours,

CACI INTERNATIONAL INC


By:   /s/ J.P. London
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      J.P. London
      Chairman and Chief Executive Officer



Accepted and agreed to:

QuesTech, Inc.

By:   /s/ Vincent L. Salvatori
      ------------------------
      Vincent L. Salvatori


Date: May 18, 1998
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